ECtel Completes All-Cash Merger Transaction with cVidya Networks

ROSH HA'AYIN, Israel, January 13, 2010 – ECtel Ltd. (NASDAQ: ECTX) (“ECtel” or the “Company”), a leading provider of Integrated Revenue Management™ (IRM®) solutions for communications service providers, announced today that it has completed the sale of the Company to cVidya Networks Inc. (“cVidya”), a global leader in telecom revenue management, risk management, and dealer management solutions, by way of a merger pursuant to the merger agreement dated October 22, 2009, in a cash transaction valued at $21 million (less transaction expenses of approximately $434,000).

The merger agreement was approved by holders of approximately 99.7% out of over 70% of ECtel’s outstanding shares that were voted at an extraordinary general meeting held on December 11, 2009.

As of today, each ordinary share of ECtel issued and outstanding has been automatically converted into the right to receive US $1.26 in cash, without interest and less any applicable withholding tax, and ECtel has become a privately held company, indirectly wholly owned by cVidya.

Shareholders who are registered holders of ECtel shares will receive a letter of transmittal with detailed instructions, along with a tax declaration form, from the appointed paying agent, Bank of New York Mellon, regarding the surrender of their shares for the merger consideration.  For shares held in street name by a broker, bank or other nominee, the broker, bank or other nominee will handle the exchange of shares for the shareholders and will provide them with any relevant instructions for effecting the exchange.

About  cVidya

cVidya Networks is a global leader in telecom Revenue Management, Risk Management, and Dealer Management solutions. Based on highly-advanced revenue assurance technologies, full compliance with industry standards, and market proven methodologies, cVidya`s MoneyMap platform has already helped to reduce costs and reclaim hundreds of millions of dollars in lost revenues for leading fixed, mobile and triple-play communication service providers. cVidya's customers include British Telecom, Telefónica, Vodafone, Swisscom, Telecom Italia, Cable & Wireless, and more. cVidya received the Best Revenue Assurance and Management Project Award at the World BSS Awards 2008. For more information, visit www.cvidya.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the possible slow-down in expenditures by telecom operators, adverse effects of market competition and the impact of competitive pricing and offerings, ,the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the unpredictability of the telecom market, product and market acceptance risks, the ability to complete development and market introduction of new products, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company’s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel disclaims any obligation to so update these forward-looking statements and undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
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ECtel Contact: Michael Neumann Senior Vice President and CFO Tel: +972-3-9002115 Email: mickeyne@ectel.com	External IR Contacts: Ehud Helft\Kenny Green CCG Israel for ECtel Tel: + 1 646 201 9246 Email: info@gkir.com